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N E W S  R E L E A S E                              THOMAS & BETTS CORPORATION
                                                        8155 T&B Boulevard
                                                         Memphis, TN 38125
                                                         (901) 252-5000

Contacts:
  Company:  Renee Johansen
              901-252-5962
  Media:    Randy Baker
              901-527-8000

FOR IMMEDIATE RELEASE





          THOMAS & BETTS ANNOUNCES RESTRUCTURING ACTIONS

     Memphis, Tenn., July 30, 1998 Thomas & Betts Corporation (NYSE:TNB) today announced that it will begin implementing expense reduction programs and accelerating plant and product line relocations to lower-cost regions, resulting in restructuring and special charges of $90-$110 million in the third quarter of 1998.

     "We are getting mixed signals from our markets at this point in time and want to approach the future conservatively," said Clyde R. Moore, president and chief executive officer. "We are taking immediate action to reduce our cost structure. We expect to realize savings from our actions at an annualized rate in excess of $50 million by year-end 1999. Our plan is to use our expertise in restructuring to bring earnings to our shareholders through margin improvement. These efforts are meant to enhance our performance independent of what happens in our markets in the near term," concluded Moore.

     As part of its plans, the company will close several plants, moving production from those facilities to existing Thomas & Betts plants. Plants to be closed include those in Cleveland, Ohio; Tempe, Ariz.; Tulsa, Okla.; and Windsor, Ont. Announcements were made at those locations today and the company expects to complete those consolidations by year-end 1998.

     Additionally, Thomas & Betts will relocate selected product lines. The company plans to move product lines at this time from its facilities in

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Bainbridge, Ga.; Lisle, Ill.; and Sanford, Me. Relocation of certain product lines at the company's Athens, Tenn., plant are also contemplated, subject, where required, to discussions with the union there.

     The company will also immediately begin implementing expense reduction plans in its sales and marketing and administrative functions. Early retirement programs, decreased use of temporary employees and other personnel reductions are expected to lower salary expense by over 10% in those areas.

     Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronics markets. Visit Thomas & Betts on the World Wide Web at www.tnb.com.

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